March 8, 2006

Mail Stop 4561

Nicholas D. Gerber
Management Director
United States Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

Re: United States Oil Fund, LP
Supplemental Response to Registration Statement on Form S-1
Provided March 3, 2006
Registration No. 333-124950

Dear Mr. Gerber:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your revisions in response to prior comment 3. Please clarify whether the fund intends to invest in natural gas, heating oil and gasoline futures contracts only when position limits for the NYMEX WTI light, sweet crude oil futures contract have been reached or whether the fund may purchase these contracts at any time. In addition, we note that your graphical support for a correlation between the fund's trading strategy and the spot price of WTI light, sweet crude oil found on page 33 is confined to the correlation between the spot price and the futures price for the WTI light, sweet crude oil contract. Please expand your disclosure to better explain why the fund believes that gasoline, heating oil and natural gas contracts provide similar correlation to the spot price or explain how they will be used in order to track the spot price.

2.   Please confirm to us that no sale of units has been made to the Initial Authorized Purchaser and explain the basis for your conclusion.

How does USOF Operate? – page 29

3.   We refer to your statement that your holdings will be placed on the Marketing Agent's website and will be accessible to investors and APs. Please disclose the website address, how often your holdings will be updated and indicate how investors who purchase units in the secondary market will be provided access to this information.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden, Staff Accountant, at (202) 551-3472 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: W. Thomas Conner, Esq. (*via facsimile*)
        James M. Cain, Esq.
        Sutherland, Asbill & Brennan LLP